SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the impact of the current economic and credit environment, including on our customers and suppliers;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	the risks associated with activities operated through joint ventures in which we hold a minority interest;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	our ability to attract and retain qualified employees;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to delay or unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	our ability to execute our Transformation Plan;

•	high level of fixed costs that are incurred regardless of business activity;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2013 that we filed with the SEC on April 10, 2014. Our annual report on Form 20-F is available on our website at www.cgg.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2014	2013

Operating revenues	693.9	908.0
Other income from ordinary activities	0.3	0.4
Total income from ordinary activities	694.2	908.4
Cost of operations	(570.7)	(714.3)
Gross profit	123.5	194.1
Research and development expenses, net	(23.9)	(33.1)
Marketing and selling expenses	(26.7)	(31.5)
General and administrative expenses	(34.7)	(56.1)
Other revenues (expenses), net	(51.9)	5.6
Operating income	(13.7)	79.0
Expenses related to financial debt	(45.2)	(51.5)
Income provided by cash and cash equivalents	0.4	0.4
Cost of financial debt, net	(44.8)	(51.1)
Other financial income (loss)	(4.8)	(7.5)
Income (loss) of consolidated companies before income taxes	(63.3)	20.4
Deferred taxes on currency translation	(9.1)	4.7
Other income taxes	(33.4)	(15.4)
Total income taxes	(42.5)	(10.7)
Net income (loss) from consolidated companies	(105.8)	9.7
Share of income (loss) in companies accounted for under equity method	(10.2)	(5.8)
Net income (loss)	(116.0)	3.9
Attributable to:
Owners of CGG	$(118.1)	2.2
Owners of CGG(1)	€(86.7)	1.7
Non-controlling interests	$2.1	1.7

Weighted average number of shares outstanding	177,065,192	176,878,535
Dilutive potential shares from stock-options	(3)	521,919
Dilutive potential shares from performance share plan	(3)	611,140
Dilutive potential shares from convertible bonds	(3)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	178,011,594
Net income (loss) per share
Basic	$(0.67)	0.01
Basic (1)	€(0.50)	0.01
Diluted	$(0.67)	0.01
Diluted (1)	€(0.50)	0.01

(1)	Corresponding to the nine month amount in euros less the half-year amount in euros.
(2)	Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.
(3)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Nine months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2014	2013

Operating revenues	2,189.2	2,810.4
Other income from ordinary activities	1.2	1.5
Total income from ordinary activities	2,190.4	2,811.9
Cost of operations	(1,800.9)	(2,183.8)
Gross profit	389.5	628.1
Research and development expenses, net	(77.9)	(84.1)
Marketing and selling expenses	(86.4)	(94.4)
General and administrative expenses	(113.9)	(161.3)
Other revenues (expenses), net	(276.4)	64.0
Operating income	(165.1)	352.3
Expenses related to financial debt	(156.1)	(145.6)
Income provided by cash and cash equivalents	1.3	1.4
Cost of financial debt, net	(154.8)	(144.2)
Other financial income (loss)	(49.2)	(12.4)
Income (loss) of consolidated companies before income taxes	(369.1)	195.7
Deferred taxes on currency translation	(13.3)	(0.3)
Other income taxes	(57.3)	(77.0)
Total income taxes	(70.6)	(77.3)
Net income (loss) from consolidated companies	(439.7)	118.4
Share of income (loss) in companies accounted for under equity method	(39.9)	0.3
Net income (loss)	(479.6)	118.7
Attributable to:
Owners of CGG	$(485.0)	113.8
Owners of CGG(1)	€(356.1)	86.6
Non-controlling interests	$5.4	4.9

Weighted average number of shares outstanding	176,958,659	176,673,792
Dilutive potential shares from stock-options	(3)	558,049
Dilutive potential shares from performance share plan	(3)	611,140
Dilutive potential shares from convertible bonds	(3)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	176,958,659	177,842,981
Net income (loss) per share
Basic	$(2.74)	0.64
Basic (1)	€(2.01)	0.49
Diluted	$(2.74)	0.64
Diluted (1)	€(2.01)	0.49

(1)	Converted at the average exchange rate of U.S.$1.3618 and U.S.$1.3148 per € for the periods ended September 30, 2014 and 2013, respectively.
(2)	Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.
(3)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Amounts in millions of U.S.$	Nine months ended September 30,
	2014	2013
Net income (loss) from statements of operations	(479.6)	118.7

Other comprehensive income to be reclassified in profit (loss) in subsequent period:

Gain (loss) on cash flow hedges	(2.0)	0.3
Income taxes	0.7	(0.1)
Net gain (loss) on cash flow hedges	(1.3)	0.2

Exchange differences on translation of foreign operations	(43.9)	(3.4)
Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	(45.2)	(3.2)

Other comprehensive income not to be classified in profit (loss) in subsequent period:

Gain (loss) on actuarial changes on pension plan	(0.5)	1.4
Income taxes	0.2	(0.5)
Net gain (loss) on actuarial changes on pension plan	(0.3)	0.9

Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	(0.3)	0.9

Total other comprehensive income (loss) for the period, net of taxes (1) + (2)	(45.5)	(2.3)

Total comprehensive income (loss) for the period	(525.1)	116.4

Attributable to:
Owners of CGG	(530.1)	110.5
Non-controlling interests	5.0	5.9

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CONSOLIDATED BALANCE SHEET

Amounts in millions of U.S.$, unless indicated	September 30, 2014 (unaudited)	December 31, 2013

ASSETS
Cash and cash equivalents	252.0	530.0
Trade accounts and notes receivable, net	823.5	987.4
Inventories and work-in-progress, net	429.4	505.2
Income tax assets	110.4	118.1
Other current assets, net	155.1	175.6
Assets held for sale, net	29.2	37.7
Total current assets	1,799.6	2,354.0
Deferred tax assets	111.6	222.6
Investments and other financial assets, net	104.3	47.8
Investments in companies under equity method	179.1	325.8
Property, plant and equipment, net	1,348.8	1,557.8
Intangible assets, net	1,550.3	1,271.6
Goodwill, net	2,461.5	2,483.2
Total non-current assets	5,755.6	5,908.8
TOTAL ASSETS	7,555.2	8,262.8

LIABILITIES AND EQUITY
Bank overdrafts	1.6	4.5
Current portion of financial debt	80.1	247.0
Trade accounts and notes payable	421.1	557.6
Accrued payroll costs	203.7	251.1
Income taxes liability payable	82.7	73.9
Advance billings to customers	51.7	52.4
Provisions – current portion	132.2	73.1
Other current liabilities	177.0	283.9
Total current liabilities	1,150.1	1,543.5
Deferred tax liabilities	94.5	148.9
Provisions – non-current portion	125.5	142.5
Financial debt	2,749.4	2,496.1
Other non-current liabilities	31.6	41.7
Total non-current liabilities	3,001.0	2,829.2
Common stock 286,751,643 shares authorized and 177,065,192 shares with a €0.40 nominal value issued and outstanding at September 30, 2014 and 176,890,866 at December 31, 2013	92.8	92.7
Additional paid-in capital	3,180.4	3,180.4
Retained earnings	565.9	1,273.9
Other reserves	27.8	(46.1)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGG	(485.0)	(698.8)
Cumulative income and expense recognized directly in equity	(8.1)	(7.6)
Cumulative translation adjustment	(18.3)	26.0
Equity attributable to owners of CGG SA	3,334.9	3,799.9
Non-controlling interests	69.2	90.2
Total equity	3,404.1	3,890.1
TOTAL LIABILITIES AND EQUITY	7,555.2	8,262.8

See notes to Interim Consolidated Financial Statements

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
Amounts in millions of U.S.$	2014	2013

OPERATING
Net income (loss)	(479.6)	118.7
Depreciation and amortization	467.7	339.8
Multi-client surveys depreciation and amortization	283.5	270.2
Depreciation and amortization capitalized to multi-client surveys	(106.0)	(68.4)
Variance on provisions	56.8	12.2
Stock based compensation expenses	6.4	15.5
Net gain (loss) on disposal of fixed assets	(5.2)	(96.9)
Equity income (loss) of investees	39.9	(0.3)
Dividends received from affiliates	30.7	10.0
Other non-cash items	46.7	4.6
Net cash including net cost of financial debt and income tax	340.9	605.4
Less net cost of financial debt	154.8	144.2
Less income tax expense	70.6	77.3
Net cash excluding net cost of financial debt and income tax	566.3	826.9
Income tax paid	(32.9)	(86.2)
Net cash before changes in working capital	533.4	740.7
- change in trade accounts and notes receivable	105.7	(66.6)
- change in inventories and work-in-progress	39.6	(44.4)
- change in other current assets	(3.8)	27.9
- change in trade accounts and notes payable	(86.0)	(165.7)
- change in other current liabilities	(84.2)	(33.0)
Impact of changes in exchange rate on financial items	12.1	(2.6)
Net cash provided by operating activities	516.8	456.3
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(239.2)	(236.7)
Investment in multi-client surveys, net cash	(482.1)	(359.2)
Proceeds from disposals of tangible and intangible assets	4.3	4.9
Total net proceeds from financial assets	1.2	33.7
Acquisition of investments, net of cash and cash equivalents acquired	(8.1)	(939.9)
Impact of changes in consolidation scope	—	—
Variation in loans granted	(4.0)	3.9
Variation in subsidies for capital expenditures	—	(1.5)
Variation in other non-current financial assets	(1.8)	0.8
Net cash used in investing activities	(729.7)	(1,494.0)
FINANCING
Repayment of long-term debts	(1,148.7)	(466.3)
Total issuance of long-term debts	1,251.8	385.2
Lease repayments	(6.6)	(11.9)
Change in short-term loans	(2.3)	0.5
Financial expenses paid	(89.1)	(82.0)
Net proceeds from capital increase
- from shareholders	0.1	1.3
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(35.5)	(7.5)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	(30.3)	(180.7)
Effects of exchange rates on cash	(4.8)	18.0
Impact of changes in consolidation scope	(30.0)	—
Net increase (decrease) in cash and cash equivalents	(278.0)	(1,200.4)
Cash and cash equivalents at beginning of year	530.0	1,520.2
Cash and cash equivalents at end of period	252.0	319.8

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UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense Recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG	Non-controlling interests	Total equity

Balance at January 1, 2013	176,392,225	92.4	3,179.1	1,265.8	(27.8)	(20.6)	(7.6)	1.9	4,483.2	98.7	4,581.9

Capital increase	492,048	0.3	1.2	(0.2)					1.3		1.3
Dividends									—	(7.5)	(7.5)
Net income				113.8					113.8	4.9	118.7
Cost of share-based payment				12.7					12.7		12.7
Net gain (loss) on actuarial changes on pension plan (1)				0.9					0.9		0.9
Net gain (loss) on cash flow hedges (2)							0.2		0.2		0.2
Exchange differences on foreign currency translation (3)								(4.4)	(4.4)	1.0	(3.4)

Other comprehensive income (1)+(2)+(3)				0.9			0.2	(4.4)	(3.3)	1.0	(2.3)
Exchange differences on foreign currency translation generated by the mother company					9.1				9.1		9.1
Changes in consolidation scope and other				(0.9)					(0.9)	(2.0)	(2.9)

Balance at September 30, 2013	176,884,273	92.7	3,180.3	1,392.1	(18.7)	(20.6)	(7.4)	(2.5)	4,615.9	95.1	4,711.0

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense Recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG	Non-controlling interests	Total equity

Balance at January 1, 2014	176,890,866	92.7	3,180.4	575.1	(46.1)	(20.6)	(7.6)	26.0	3,799.9	90.2	3,890.1

Capital increase	174,326	0.1		(0.1)					—		—
Dividends									—	(7.5)	(7.5)
Net income				(485.0)					(485.0)	5.4	(479.6)
Cost of share-based payment				6.4					6.4		6.4
Net gain (loss) on actuarial changes on pension plan (1)				(0.3)					(0.3)		(0.3)
Net gain (loss) on cash flow hedges (2)							(1.3)		(1.3)		(1.3)
Exchange differences on foreign currency translation (3)							0.8	(44.3)	(43.5)	(0.4)	(43.9)

Other comprehensive income (1)+(2)+(3)				(0.3)			(0.5)	(44.3)	(45.1)	(0.4)	(45.5)
Reimbursement of convertible bonds, net of deferred taxes				(16.1)					(16.1)		(16.1)
Exchange differences on foreign currency translation generated by the mother company					73.9				73.9		73.9
Changes in consolidation scope and other				0.9					0.9	(18.5)	(17.6)

Balance at September 30, 2014	177,065,192	92.8	3,180.4	80.9	27.8	(20.6)	(8.1)	(18.3)	3,334.9	69.2	3,404.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with IAS34 as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Audit Committee on November 3, 2014 for issue.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates. The interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2013 included in its report on Form 20-F for the year 2013 filed with the SEC on April 10, 2014.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2013, except for the adoption of the following new Standards and Interpretations:

•	Amendment to IFRS7 / IAS32 - Offsetting financial assets and financial liabilities

•	Amendments to IAS 36 - Recoverable Amount Disclosures for Non-Financial Assets

•	Amendments to IAS 39 Financial Instruments - Novation of derivatives and continuation of hedge accounting

The adoption of these Standards and Interpretations had no significant impact on the Group’s interim financial statements.

The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union adopted but that were not effective as of September 30, 2014, namely:

•	IFRIC 21 Levies – recognition of a liability for a levy imposed by a government

At the date of issuance of these consolidated financial statements, the following Standards, Amendments, and Interpretations were issued but not yet adopted by the European Union and were thus not effective:

•	IFRS 9 - Financial instrument – classification and valuation of financial assets

•	Amendments to IAS 19 – Defined Benefit Plans: Employee Contributions

•	Annual Improvements (2010-2012)

•	Annual Improvements (2011-2013)

•	Annual Improvements (2012-2014)

•	Amendment to IFRS11 - Acquisition of an interest in a joint operation

•	Amendments to IAS16 & IAS38 - Clarification of Acceptable Methods of Depreciation and Amortization

•	IFRS15 - Revenue from Contracts with Customers

•	Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

We are currently reviewing these standards and interpretations to assess their potential impact on our consolidated financial statements.

Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Fair value of assets and liabilities acquired through purchase price allocation	Pattern used to determine the fair value of assets and liabilities
Recoverability of client receivables	Assessment of clients’ credit default risk
Valuation of investments	Financial assets fair value Equity method companies fair value
Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys Expected useful life of multi-client surveys
Depreciation and amortization of tangible and intangible assets	Assets useful lives
Recoverable value of goodwill and intangible assets	Expected geophysical market trends Discount rate (WACC)
Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate
Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions
Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts
Development costs	Assessment of future benefits of each project
Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

•	Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments — generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales — generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and being granted access to the data.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

After sales volume agreements — we enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated.

•	Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project costs as far as they can reliably be assessed.

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.

•	Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

•	Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

•	Other geophysical sales/services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

•	Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each balance sheet date at the relevant level (independent surveys or groups of surveys).

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, and such estimates generally rely on the historical patterns.

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns.

We amortize the multi-client surveys over the period during which the data is expected to be marketed using an amortization rate applied to recognized revenues.

Depending on the category of the survey, we generally use amortization rates from 50% to 80 % corresponding to the ratio of total estimated costs over total estimated sales, unless specific indications lead to apply a different rate.

For all categories of surveys, starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year to seven-year period, if total accumulated depreciation from the applicable amortization rate is below this equivalent minimum level.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

Capitalized developments costs are amortized over 5 years.

Research and development expenses in the income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

NOTE 2— ACQUISITIONS AND DIVESTITURES

Purchase option over Geomar with Louis Dreyfus Armateurs Group (LDA)

On November 27, 2013, we agreed with LDA to exercise a purchase option on the shares held by LDA in Geomar, the company owning the CGG Alizé vessel. This purchase took effect on April 1, 2014.

This transaction has no impact on the consolidation method of this subsidiary which remains fully consolidated. The change of ownership interests was accounted for as an equity transaction as of December 31, 2013.

Sale of 2% of Ardiseis FZCO

In June 2014, CGG and Industrialization & Energy Services Company (TAQA) signed a ‘share sale and purchase agreement’ under which CGG Services UK Ltd, a subsidiary of CGG, sold 2% of the share capital of Ardiseis FZCO to TAQA for a total consideration of U.S.$1.2 million. As a result of the transaction, CGG owns 49% of Ardiseis FZCO and does not control the company any longer. From June 30, 2014, Ardiseis FZCO is no longer fully consolidated in our consolidated financial statements but is accounted for under the equity method.

The net gain arising from this transaction amounts to U.S.$11.1 million and is recorded in the line item “Other revenues (expenses), net” in the consolidated statement of operations.

Agreement Geokinetics

On September 30, 2014 CGG sold its North American land contract assets and activities to Geokinetics against a minority equity stake in this company. Our stake in Geokinetics has been presented as a non-consolidated investment in our balance sheet since this date and is measured at its fair value.

The net impact arising from this transaction in our consolidated statement of operations not significant for the nine months ended September 30, 2014.

NOTE 3— FINANCIAL DEBT

Gross financial debt as of September 30, 2014 was U.S.$2,831.1 million compared to U.S.$2,747.6 million as of December 31, 2013.

•	High Yield bonds

High yield bonds — € 400 million senior notes issuance

On April 23, 2014, we issued €400 million (or U.S.$546.3 million, converted at the closing exchange rate of U.S.$1.3658) principal amount of 5.875% senior notes due 2020. The senior notes were issued at a price of 100% of their principal amount. We used the net proceeds from the notes to fully repurchase our 1 3⁄4% OCEANE convertible bonds due 2016 amounting to €360 million. The remaining net proceeds were used to reimburse the €28.1 million installment of the vendor loan granted by Fugro due in 2015.

High yield bonds — U.S.$500 million senior notes issuance

On May 1, 2014, we issued U.S.$500 million principal amount of 6.875% Senior Notes due 2022.

The senior notes were issued at a price of 100% of their principal amount. We used the net proceeds from the notes to redeem the entire U.S.$225 million outstanding principal amount of our 9 1⁄2% senior notes due 2016 and to repay U.S.$265 million in principal amount of our 7 3⁄4% senior notes due 2017.

High yield bonds — 9 1⁄2% senior notes due 2016 redemption

On June 2, 2014, we redeemed in full the U.S.$225 million outstanding principal amount of our 9 1⁄2% senior notes due 2016. This redemption was financed through the U.S.$500 million senior notes issuance described above. The notes were redeemed at 102.375% of their principal amount.

Accelerated amortization of deferred expenditures and original issue discount are recorded for U.S.$6.3 million in line item “Cost of financial debt net” in our consolidated statement of operations. Penalties for early repayment are recorded for U.S.$5.3 million in line item “Other financial income (loss)” in our consolidated statement of operations.

High yield bonds — 7 3⁄4% senior notes due 2017 redemption

On June 2, 2014, we redeemed U.S.$265 million of our 7 3⁄4% senior notes due 2017. This redemption was financed through the U.S.$500 million senior notes issuance described above. The notes were redeemed at 101.292% of their principal amount.

Accelerated amortization of deferred expenditures is recorded for U.S.$2.3 million in line item “Cost of financial debt net” in our consolidated statement of operations. Penalties for early repayment are recorded for U.S.$.3.4 million in line item “Other financial income (loss)” in our consolidated statement of operations.

•	Convertible bonds

2016 OCEANE convertible bonds

The entire €360 million principal amount of the 2016 OCEANE convertible bonds was cancelled by June 30, 2014. On 24 April 2014, we repurchased 81.3% of the principal amount through a reverse book building procedure at a price of €28.60 per bond for a total amount of €293 million. In May 2014, we then repurchased 16.8 % of the bonds following a tender offer at a price of €28.60 per bond for a total amount of €60 million. The early redemption of the remaining 1.9% occurred on June 27, 2014.

Redemption premium and transaction costs were allocated to the liability and equity components at the date of the transaction. The net loss relating to the liability component amounting to U.S.$37.6 million is recorded in line item “Other financial income (loss)” of our consolidated statement of operations. The negative impact on equity amounts to U.S.$16.1 million, net of taxes.

Accelerated amortization of deferred expenditures is recorded for U.S.$2.5 million in the line item “Cost of financial debt net” in our consolidated statement of operations.

•	Loans and credit facilities

Credit Facility Amendments

In order to increase our financial flexibility, we have revised certain terms in several of our credit facilities, namely our French revolving facility, our US revolving facility agreement, our U.S.$200 million term loan and revolving facilities and our U.S.$45 million Term Loan Facility secured by the Geowave Voyager vessel.

Pursuant to such amendments, the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased from a constant ratio of 3.00x to a ratio of 3.75x for each rolling 12-month period ending on or before September 2015, 3.50x for each such period ending on or before September 2016, 3.25x for each such period ending on or before September 2017 and 3.00x thereafter.

U.S.$325 million Revolving Credit Agreement (French revolving facility)

During the nine months ended September 30, 2014, we drew €85 million (or U.S.$116 million converted at the average exchange rate of U.S.$1.3618) from our French revolving facility, mostly for the purpose of financing our current euro needs, leading to an amount outstanding as of September 30, 2014 under this facility of €195 million (or U.S.$245 million converted at the closing exchange rate of U.S.$1.2583).

U.S.$165 million Revolving Credit Agreement (US revolving facility)

During the nine months ended September 30, 2014, we drew U.S.$25 million from our US revolving facility, leading to an amount outstanding as of September 30, 2014 under this facility of U.S.$25 million.

U.S.$25 million marine equipment financing arrangement

On December 19, 2013, we signed a loan agreement for a maximum amount of U.S.$25 million with multiple drawings. The purpose of this loan was to finance the acquisition of marine equipment to be delivered in up to twelve monthly lots over a period of one year. This loan is to be reimbursed over five years after the deadline for drawings.

On September 29, 2014, the U.S.$25 million streamer financing line was reduced to U.S.$12.5 million in line with the reduction of the capital expenditures and the fleet.

During the nine months ended September 30, 2014, CGG drew U.S.$6.3 million under this agreement.

Vendor loan granted by Fugro

On June 27, 2014 we early redeemed the €28.1 million (or U.S.$38,6 million converted at average exchange rate of U.S.$1.3726) tranche annual repayment due on January 31, 2015. This redemption was financed with a portion of the proceeds from the €400 million senior notes due 2020 issued in April 2014. The outstanding amount of the vendor loan as of September 30, 2014 is €84.4 million (or U.S.$106 million converted at the closing exchange rate of U.S.$1.2583).

NOTE 4— OTHER REVENUES AND EXPENSES

	Nine months ended September 30,
In millions of U.S.$	2014	2013

Impairment of assets	(191.8)	(4.4)
Restructuring costs	(34.5)	(3.3)
Change in restructuring reserves	(69.9)	(8.7)
Other non-recurring revenues (expenses)	15.0	(17.5)
Non-recurring revenues (expenses) - net	(281.2)	(33.9)
Exchange gains (losses) on hedging contracts	0.5	1.2
Gains (losses) on sales of assets	4.3	96.7

Other revenues (expenses) - net	(276.4)	64.0

“Non-recurring revenues (expenses) - net” amount to U.S.$(281.2) million for the nine months ended September 30, 2014, of which U.S.$(49.4) million were recorded during the third quarter of 2014. The main items are detailed below.

Nine months period ended September 30, 2014

Impairment of assets

This line item includes (i) a U.S.$(26.4) million impairment on marine fixed equipment in relation with our marine transformation plan; (ii) a U.S.$(36.7) million impairment of 2008-2009 Brazilian multi-client surveys; and (iii) a U.S.$(128.7) million impairment related to seabed activities of which U.S.$(107.0) million is impairment of our investment in the company Seabed Geosolutions BV accounted for under the equity method and U.S.$(21.7) million is impairment of intangible assets.

Restructuring costs

This line item mainly corresponds to redundancies costs and facilities exit expenses resulting from our marine and land transformation plan.

Change in restructuring reserve

This line item includes provisions for onerous contracts, provisions for redundancies costs and facilities exit costs as part of our marine and land transformation plan.

Gains (losses) on sales of assets

This line item includes a net gain arising from the sale of Ardiseis FZCO amounting to U.S.$11.1 million (Note 2); and losses related to marine seismic equipment damaged or scrapped. These costs are fully offset by insurance indemnities included in the line “Other non-recurring revenues (expenses)”.

Nine months period ended September 30, 2013

Change in restructuring reserve and restructuring costs

These lines items mainly corresponded to restructuring costs related to the acquired vessels from Fugro.

Other non-recurring revenues (expenses)

This line item mainly corresponded to acquisition costs related to the Fugro Geoscience transaction.

Gains (losses) on sales of asset

We recognized a U.S.$84.5 million gain arising from our contribution of shallow-water and OBC assets to the joint-venture Seabed Geosolutions BV that took place on February 16, 2013 between CGG and Fugro.

This line item also included a gain amounting to U.S.$19.8 million arising from the disposal of the remaining shares we held in Spectrum ASA at NOK 47.50 per share; and losses mainly relating to the scrapping of marine equipment.

NOTE 5—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Since February 1, 2013, as a result of the acquisition of the Fugro’s Geoscience division, we have organized our activities into three divisions which we also use as segments for our financial reporting. These segments are:

•	Acquisition, which comprises the following operating segments:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client or for our Multi-client business line (internal activity);

•	Land and Airborne: other seismic data acquisition undertaken by us on behalf of a specific client, or for our Multi-client business line (internal activity);

•	Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business line (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities.

•	Equipment, which comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. We carry out the activity in the Equipment segment through our subsidiary Sercel.

Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure the performance.

As a complement to operating income, EBIT is used by Management as a performance indicator because it captures the contribution to our results of the significant businesses that are managed through our joint-ventures. We define EBIT as operating income plus our share of income in companies accounted for under the equity method.

Inter-company transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Acquisition segment and to services rendered by the Acquisition segment to the GGR segment for the multi-client seismic library.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) operating income and EBIT for our Acquisition segment are presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Acquisition segment; and (ii) capital expenditures for our Acquisition segment are presented after elimination of inter-segment margin.

Operating income and EBIT may include non-recurring items, which are disclosed in the reportable segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents. Due to the constant changes in work locations, the group does not track its assets based on country of origin or ownership.

Capital employed is defined as total assets excluding cash and cash equivalents less (i) current liabilities excluding bank overdrafts and current portion of financial debt and (ii) non-current liabilities excluding financial debt.

The following tables also present operating revenues, operating income and EBIT by segment, and operating revenues by geographic area (by location of customers).

Analysis by segment

	Three months ended September 30,
	2014					2013
In millions of U.S.$,	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total

Revenues from unaffiliated customers	222.3	304.7	166.9	—	693.9	423.0	298.1	186.9	—	908.0

Inter-segment revenues	195.9	—	13.5	(209.4)	—	144.9	—	35.8	(180.7)	—

Operating revenues	418.2	304.7	180.4	(209.4)	693.9	567.9	298.1	222.7	(180.7)	908.0

Depreciation and amortization (excluding multi-client surveys)	(125.3)	(19.1)	(11.9)	—	(156.3)	(83.6)	(17.0)	(11.5)	—	(112.1)

Depreciation and amortization of multi-client surveys	—	(88.9)	—	—	(88.9)	—	(96.2)	—	—	(96.2)

Operating income	(63.4)	73.5	29.3	(53.1)	(13.7)	32.3	54.4	51.0	(58.7)	79.0

Share of income in companies accounted for under equity method (1)	(8.7)	(1.5)	—	—	(10.2)	9.9	(0.1)	—	(15.6)	(5.8)

Earnings before interest and tax (2)	(72.1)	72.0	29.3	(53.1)	(23.9)	42.2	54.3	51.0	(74.3)	73.2

Capital expenditures (excluding multi-client surveys) (3)	20.7	15.8	9.8	4.5	50.8	53.7	11.2	16.1	(2.3)	78.7

Investments in multi-client surveys, net cash	—	151.1	—	—	151.1	—	124.7	—	—	124.7

(1)	Share of operating results of companies accounted for under the equity method were U.S.$(5.7) million for the three months ended September 30, 2014 and 2013.
(2)	For the three months ended September 30, 2014, Acquisition EBIT includes U.S.$(63.4) million of non-recurring items: (i) U.S.$(8.4) million related to the marine and land transformation plan, (ii) and U.S.$(55.0) million impairment of our investment in the company Seabed Geosolutions BV accounted for under the equity method. For the same period, GGR EBIT includes redundancies and facilities exit costs for U.S.$(1.0) million.

For the three months ended September 30, 2014, “Eliminations and other” includes U.S.$(12.4) million of general corporate expenses and U.S.$(40.7) million of intra-group margin. For the three months ended September 30, 2013, “Eliminations and other” included general corporate expenses of U.S.$(12.2) million, U.S.$(40.7) million of intra-group margin and U.S.$(21.4) million of non-recurring items related to the Fugro Geoscience transaction: (i) restructuring costs, net of reversal of provisions, of U.S.$3.4 million mainly related to the acquired vessels from Fugro; (ii) acquisition and integration costs of U.S.$(9.2) million; and (iii) share of income of the company Seabed Geosolutions BV accounted for under the equity method of U.S.$(15.6) million.

(3)	Capital expenditures include (i) industrial capital expenditures for U.S.$(34.2) million and U.S.$(64.3) million for the three months ended September 30, 2014 and 2013, respectively; and (ii) capitalized development costs of U.S.$(12.0) million and U.S.$(16.5) million for the three months ended September 30, 2014 and 2013, respectively. “Eliminations and other” corresponds to assets suppliers variance.

	Nine months ended September 30,
	2014					2013
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total

Revenues from unaffiliated customers	816.2	894.4	478.6	—	2,189.2	1,321.0	924.6	564.8	—	2,810.4
Inter-segment revenues	642.0	—	104.4	(746.4)	—	446.3	—	162.9	(609.2)	—

Operating revenues	1,458.2	894.4	583.0	(746.4)	2,189.2	1,767.3	924.6	727.7	(609.2)	2,810.4

Depreciation and amortization (excluding multi-client surveys)	(356.2)	(56.4)	(55.1)	—	(467.7)	(258.2)	(47.1)	(34.5)	—	(339.8)

Depreciation and amortization of multi-client surveys	—	(283.5)	—	—	(283.5)	—	(270.2)	—	—	(270.2)

Operating income	(213.3)	159.6	87.3	(198.7)	(165.1)	102.4	230.0	191.1	(171.2)	352.3

Share of income in companies accounted for under equity method (1)	(37.0)	(2.9)	—	—	(39.9)	15.0	0.9	—	(15.6)	0.3

Earnings before interest and tax (2)	(250.3)	156.7	87.3	(198.7)	(205.0)	117.4	230.9	191.1	(186.8)	352.6

Capital expenditures (excluding multi-client surveys) (3)	124.5	50.5	47.9	16.3	239.2	175.7	34.7	35.6	(9.3)	236.7

Investments in multi-client surveys, net cash	—	482.1	—	—	482.1	—	359.2	—	—	359.2

Capital employed	2.1	3.1	0.8	—	6.0	3.4	2.8	0.9	—	7.1

Total identifiable assets	2.7	3.3	1.0	0.1	7.1	4.0	3.1	1.1	0.3	8.5

(1)	Share of operating results of companies accounted for under the equity method were U.S.$(31.9) million and U.S.$(0.9) million for the nine months ended September 30, 2014 and 2013, respectively.
(2)	For the nine months ended September 30, 2014, Acquisition EBIT includes U.S.$(221.7) million of non-recurring items: (i) U.S.$(125.8) million related to the marine and land transformation plan, of which U.S.$(98.6) million relating to redundancies costs, facilities exit costs and provisions for onerous contracts and U.S.$(27.2) million impairment of marine fixed equipment; (ii) U.S.$(107.0) million impairment of our investment in the company Seabed Geosolutions BV accounted for under the equity method; and (iii) a net gain arising from the sale of Ardiseis FZCO amounting to U.S.$11.1 million (see Note 2).

For the nine months ended September 30, 2014, GGR EBIT includes U.S.$(41.7) million of non-recurring items: (i) U.S.$(36.7) million impairment of 2007-2009 Brazilian multi-client surveys; and (ii) U.S.$(5.0) million of redundancies and facilities exit costs, net of reversal of provisions. GGR EBIT for the nine months ended September 30, 2013 included a gain of U.S.$19.8 million related to the sale of the Company’s shareholding interest in Spectrum ASA.

For the nine months ended September 30, 2014, Equipment EBIT includes a U.S.$(21.7) million impairment of intangible assets.

For the nine months ended September 30, 2014, “Eliminations and other” include U.S.$(43.5) million of general corporate expenses and U.S.$(155.2) million of intra-group margin.

For the nine months ended September 30, 2013, “Eliminations and other” included general corporate expenses of U.S.$(41.4) million, U.S.$(148.1) million of intra-group margin and U.S.$2.7 million of non-recurring items related to the Fugro Geoscience transaction including: (i) a gain of U.S.$84.5 million related to contribution of shallow-water and OBC assets to our joint-venture Seabed Geosolutions BV; offset by (ii) share of income of the company Seabed Geosolutions BV of U.S.$(15.6) million; (iii) restructuring costs, net of reversal of provisions, of U.S.$(33.9) million mainly related to the acquired vessels from Fugro; and (iv) acquisition and integration costs of U.S.$(32.3) million .

(3)	Capital expenditures include (i) industrial capital expenditures for U.S.$(163.8) million and U.S.$(204.8) million for the nine months ended September 30, 2014 and 2013, respectively; (ii) Sercel lease pool for U.S.$(16.1) million and U.S.$(0.2) million for the nine months ended September 30, 2014 and 2013, respectively; and (iii) capitalized development costs of U.S.$(43.0) million and U.S.$(41.0) million for the nine months ended September 30, 2014 and 2013, respectively. “Eliminations and other” corresponds to assets suppliers variance.

Analysis by geographic area

The following tables set forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended September 30,
In millions of U.S.$, except percentages	2014		2013

North America	206.2	30%	182.3	20%
Central and South Americas	67.8	10%	79.6	9%
Europe, Africa and Middle East	301.9	43%	432.5	47%
Asia Pacific	118.0	17%	213.6	24%

Total operating revenues	693.9	100%	908.0	100%

	Nine months ended September 30,
In millions of U.S.$, except percentages	2014		2013

North America	586.6	26%	605.8	22%
Central and South Americas	262.2	12%	207.5	7%
Europe, Africa and Middle East	930.9	42%	1,333.6	47%
Asia Pacific	427.5	20%	663.5	24%

Total operating revenues	2,189.2	100%	2,810.4	100%

NOTE 6— RECEIVABLES

In 2013 and 2014, we entered into several factoring agreements with various banks. As of September 30, 2014, we had transferred U.S.$72.9 million of notes receivable compared to U.S.$36.9 million as of December 31, 2013 under these agreements.

The risks retained by the Group are mainly the risk of payment delay up to 30 days and the risk of commercial litigation. Both have been historically low with the transferred clients.

As a consequence, the Group retained only non-significant amounts to the extent of its continuing involvement. Related costs recorded in operating income are not significant.

NOTE 7—LITIGATION AND CONTINGENCIES

The City of Rio de Janeiro has claimed U.S.$48 million (103 million Brazilian reais) from Veritas do Brazil plus U.S.$30 million (63 million Brazilian reais) from CGG do Brazil concerning tax on services (ISS) with respect to the years 2001 to 2008, which has been duly disputed.

Decisions in favor of Veritas do Brazil were rendered on appeal in August 2011 and May 2012. The municipality appealed to Supreme Court in June 2012 and Veritas do Brazil presented its defense in August 2012. The Superior Court of Justice refused the municipality’s appeal in the case in 2013.

The municipality did not timely appeal the decision before the Supreme Court in February 2014. As a consequence, the Group considered the litigation process would not end with any reassessment.

NOTE 8—SUBSEQUENT EVENTS

Agreement with Alcatel-Lucent

On October 20, 2014, Sercel and Alcatel-Lucent Submarine Networks (ASN) have signed a binding agreement for the sale of Optoplan, a fully consolidated subsidiary of CGG. As a consequence of this agreement, net assets to be disposed of have been reclassified in “Assets held for sale” in our consolidated balance sheet as of September 30, 2014. The closing of the transaction was completed on October 31, 2014.

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since February 1, 2013, as a result of the acquisition of the Fugro’s Geoscience division, we have organized our activities into three divisions which we also used as segments for our financial reporting. These segments are:

•	Acquisition, which comprises the following operating segments:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client or for our Multi-client business line (internal activity);

•	Land and Airborne: other seismic data acquisition undertaken by us on behalf of a specific client, or for our Multi-client business line (internal activity);

•	Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business line (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities.

•	Equipment, which comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. We carry out the activity in the Equipment segment through our subsidiary Sercel.

Factors Affecting Results of Operations

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. For the last quarters, exploration and production companies are showing overall low exploration and production spending, breaking from the trends of the recent years. We believe these decisions are the result of funding constraints imposed by payments of dividends and share buy-backs on the one hand, and capital expenditures driven by inflation and focused on nonconventional exploration on the other hand. We anticipate that given current weak market conditions, characterized by project delays and pressure on prices, the end of 2014 and the first half of 2015 will be difficult times for exploration services, with pressure on marine prices and fairly unpredictable volume in the coming six to twelve months.

See “Item 4: Information on the Company - Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2013 for a discussion of developments in the geophysical industry.

Acquisitions and divestitures

Purchase option over Geomar with Louis Dreyfus Armateurs Group (LDA)

On November 27, 2013, we agreed with LDA to exercise a purchase option on the shares held by LDA in Geomar, the company owning the CGG Alizé vessel. This purchase took effect on April 1, 2014.

This transaction has no impact on the consolidation method of this subsidiary which remains fully consolidated. The change of ownership interests was accounted for as an equity transaction as of December 31, 2013.

Sale of 2% of Ardiseis FZCO

In June 2014, CGG and Industrialization & Energy Services Company (TAQA) signed a ‘share sale and purchase agreement’ under which CGG Services UK Ltd, a subsidiary of CGG, sold 2% of the share capital of Ardiseis FZCO to TAQA for a total consideration of U.S.$1.2 million. As a result of the transaction, CGG owns 49% of Ardiseis FZCO and does not control the company any longer. From June 30, 2014, Ardiseis FZCO is no longer fully consolidated in our consolidated financial statements but is accounted for under the equity method.

The net gain arising from this transaction amounts to U.S.$11.1 million and is recorded in the line item “Other revenues (expenses), net” in the consolidated statement of operations.

Agreement Geokinetics

On September 30, 2014 CGG sold its North American land contract assets and activities to Geokinetics against a minority equity stake in this company. Our stake in Geokinetics has been presented as a non-consolidated investment in our balance sheet since this date and is measured at its fair value.

The net impact arising from this transaction in our consolidated statement of operations is not significant for the nine months ended September 30, 2014.

Backlog

Our backlog as of September 30, 2014 was U.S.$1.1 billion. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended September 30, 2014 compared to three months ended September 30, 2013

Operating revenues

The following table sets forth our operating revenues by division for each of the periods stated:

	Three months ended September 30,
In millions of U.S.$	2014	2013

Marine acquisition	358	462
Land and Airborne acquisition	60	106
Acquisition Division Production	418	568
Multi-client data	133	130
Subsurface Imaging and Reservoir	172	168
GGR Division Revenues	305	298
Equipment Division Production	180	223
Eliminated production and others	(209)	(181)

Total operating revenues	694	908

Our consolidated operating revenues for the three months ended September 30, 2014 decreased 24% to U.S.$694 million from U.S.$908 million for the comparable period of 2013, as a result of lower revenues for our Acquisition and Equipment divisions, in a context of downsized activities and weak market conditions compared to the three months ended September 30, 2013.

Acquisition

Operating revenues for our Acquisition segment, including intra-group sales, decreased 26% to U.S.$418 million for the three months ended September 30, 2014 from U.S.$568 million for the comparable period of 2013, mainly due to the difficult market conditions and the reduction of our marine fleet size and our directly operated land activities.

Excluding intra-group sales, operating revenues decreased 47% to U.S.$222 million for the three months ended September 30, 2014 from U.S.$423 million for the comparable period of 2013, with the difference with the total revenue decrease described above being due to a higher share of Multi-client production in 2014.

Marine acquisition

Operating revenues from our marine acquisition business line for the three months ended September 30, 2014 decreased 23% to U.S.$358 million from U.S.$462 million for the comparable period of 2013, mainly due to the pressure on prices and to the implementation of the fleet rightsizing plan with notably the decommissioning of the Symphony and the Atlantic vessels, and the cold-stacking of three vessels compared to the three month period ended September 30, 2013. Marine production was high for the whole fleet, with an availability rate of 92% for the three months ended September 30, 2014 compared to 89% for the three months ended September 30, 2013. The production rate also remained high at 92% and 94% for respectively the three months ended September 30, 2014 and 2013. 44% of the fleet was dedicated to multi-client programs for the three months ended September 30, 2014 compared to 30% for the three months ended September 30, 2013.

Land and Airborne acquisition

Operating revenues from our other acquisition businesses, including intra-group sales, decreased 43% to U.S.$60 million for the three months ended September 30, 2014, compared to U.S.$106 million for the three months ended September 30, 2013. The Land decrease was mainly due to weak market conditions across the regions, and to the reduction of the directly operated perimeter with the deconsolidation of Ardiseis FZCO from June 30, 2014.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the three months ended September 30, 2014 increased 2% to U.S.$305 million from U.S.$298 million for the comparable period of 2013 mainly due to sustained activity throughout the division.

Multi-client data

Multi-client revenues increased 3% to U.S.$133 million for the three months ended September 30, 2014 from U.S.$130 million for the three months ended September 30, 2013 with a greater share of the revenue coming from marine Multi-client activity.

Prefunding revenues increased 8% to U.S.$104 million for the three months ended September 30, 2014 from U.S.$97 million for the three months ended September 30, 2013. Our Multi-client capex were mainly focused on the Gulf of Mexico with the continuation of our STAGSEIS program and on footprint extension in active basins such as Brazil and the Norwegian North Sea. The cash prefunding rate was 69% for the three months ended September 30, 2014 compared to 79% for the three months ended September 30, 2013.

Subsurface Imaging & Reservoir

Operating revenues from our other GGR business line increased 2% to U.S.$172 million for the three months ended September 30, 2014 from U.S.$168 million for the comparable period of 2013, given a resilient demand for imaging, reservoir services and software.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, decreased 19% to U.S.$180 million for the three months ended September 30, 2014 from U.S.$223 million for the comparable period of 2013. The weakness of the marine seismic acquisition market is translating into lower seismic equipment spending and a 49% decrease of marine part revenues. Land part revenues decreased 3%. Internal sales represented 7% of total revenue for the three months ended September 30, 2014, decreasing from 16% from the comparable period of 2013, as a consequence of our fleet rightsizing.

Excluding intra-group sales, operating revenues for our Equipment segment decreased 11% to U.S.$167 million for the three months ended September 30, 2014 from U.S.$187 million for the comparable period of 2013.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 20% to U.S.$571 million for the three months ended September 30, 2014 from U.S.$714 million for the comparable period of 2013, mainly as a result of the rightsizing of our acquisition activities and the increase of the capitalized multi-client production. The multi-client amortization expenses corresponded to 66% of multi-client revenues for the three months ended September 30, 2014 compared to 74% for the comparable period of 2013. As a percentage of operating revenues, cost of operations increased to 82% for the three months ended September 30, 2014 from 79% for the comparable period of 2013, as consequence of the decrease in operating revenues. Gross profit decreased 36% to U.S.$124 million for the three months ended September 30, 2013 from U.S.$194 million for the comparable period of 2013, representing 18% and 21% of operating revenues, respectively.

Research and development expenditures decreased 28% to U.S.$24 million for the three months ended September 30, 2014, from U.S.$33 million for the comparable period of 2013, representing 3% and 4% of operating revenues, respectively, mainly due to a decrease borne by our services divisions.

Marketing and selling expenses decreased 15% to U.S.$27 million for the three months ended September 30, 2014 from U.S.$32 million for the comparable period of 2013.

General and administrative expenses decreased 38% to U.S.$35 million for the three months ended September 30, 2014 from U.S.$56 million for the comparable period of 2013, mostly as a consequence of the progress of the transformation plan. As a percentage of operating revenues, general and administrative expenses represented 5% and 6% of operating revenues in the three months ended September 30, 2014 and 2013, respectively.

Other expenses amounted to U.S.$52 million for the three months ended September 30, 2014, including mainly non-recurring expenses for U.S.$55 million as a consequence of the impairment of our investment in the company Seabed Geosolutions BV, as further described in note 5 to our unaudited interim consolidated financial statements included herein.

Operating income

Operating income amounted to a loss of U.S.$14 million (or a profit of U.S.$51 million before non-recurring expenses) for the three months ended September 30, 2014 as a result of the factors described above. Operating income was U.S.$79 million for the three months ended September 30, 2013 (or U.S.$85million before non-recurring items linked to Fugro).

Equity in Income of Affiliates

Losses from investments accounted for under the equity method amounted to U.S.$10 million for the three months ended September 30, 2014 compared to a loss of U.S.$6 million for the three months ended September 30, 2013, mainly due to the negative contribution of our joint venture Seabed Geosolutions BV.

Earnings before interest and tax (“EBIT”)

EBIT, as disclosed in note 5 to our interim consolidated financial statements, amounted to a loss of U.S.$24 million (or an income of U.S.$40 million before non-recurring expenses) for the three months ended September 30, 2014 as a result of the factors described above, compared to an income of U.S.$73 million for the three months ended September 30, 2013 (or an income of U.S.$95 million before non-recurring items linked to Fugro).

EBIT from our Acquisition segment was a loss of U.S.$72 million for the three months ended September 30, 2014 (or a loss of U.S.$8 million before non-recurring expenses) compared to an income of U.S.$42 million the three months ended September 30, 2013 (no non-recurring items linked to Fugro were booked at Acquisition level for the comparable period in 2013). The Acquisition segment profitability this quarter was impacted by the adverse market conditions.

EBIT from our GGR segment was U.S.$72 million for the three months ended September 30, 2014 (or U.S.$73 million before non-recurring expenses) compared to U.S.$54 million for the three months ended September 30, 2013 (no non-recurring items linked to Fugro were booked at GGR level for the period in 2013).

EBIT from our Equipment segment decreased to U.S.$29 million for three months ended September 30, 2014 (no non-recurring items) from U.S.$51 million for the comparable period of 2013 (no non-recurring items linked to Fugro were booked at Equipment level for the period in 2013), as a consequence of the softer seismic equipment market.

(See note 4 of our interim consolidated financial statements for further details on non-recurring expenses).

Financial Income and Expenses

Cost of net financial debt decreased 12% to U.S.$45 million for the three months ended September 30, 2014 from U.S.$51 million for the comparable period of 2013. This decrease was mainly due to accelerated amortization of deferred expenditures recorded in 2013 following the partial early repayment of our U.S.$350 million 9 1⁄2 senior notes due 2016.

Other financial expenses amounted to U.S.$5 million for the three months ended September 30, 2014 mainly due to change in exchange rate.

Income Taxes

Income taxes increased to U.S.$43 million for the three months ended September 30, including U.S.$9 million of net deferred taxes on currency translation and U.S.$33 million of other income taxes mainly due to deemed taxation and foreign current taxation. Income taxes amounted to U.S.$11 million, including an income of U.S.$4 million related to net deferred taxes on currency translation and U.S.$15 million of other income taxes, for the comparable period of 2013.

Net Income

Net income was a loss of U.S.$116 million for the three months ended September 30, 2014 compared to an income of U.S.$4 million for the comparable period of 2013 as a result of the factors discussed above.

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013

Operating revenues

The following table sets forth our operating revenues by division for each of the periods stated:

	Nine months ended September 30,
In millions of U.S.$	2014	2013

Marine acquisition	1,218	1,423
Land and Airborne acquisition	240	344
Acquisition Division Production	1,458	1,767
Multi-client data	388	441
Subsurface Imaging and Reservoir	506	484
GGR Division Revenues	894	925
Equipment Division Production	583	728
Eliminated production and others	(746)	(610)

Total operating revenues	2,189	2,810

Our consolidated operating revenues for the nine months ended September 30, 2014 decreased 22% to U.S.$2,189 million from U.S.$2,810 million for the comparable period of 2013, as a result of a lower revenue in each of our segments in a context of downsized activities and weak market conditions compared to the nine months ended September 30, 2013.

Acquisition

Operating revenues for our Acquisition segment, including intra-group sales, decreased 18% to U.S.$1,458 million for the nine months ended September 30, 2014 from U.S.$1,767 million for the comparable period of 2013, mainly due to the difficult market conditions and the reduction of our marine fleet size and directly operated land activities.

Excluding intra-group sales, operating revenues decreased 38% to U.S.$816 million for the nine months ended September 30, 2014 from U.S.$1,321 million for the comparable period of 2013, with the difference with the total revenue decrease described above being due to a higher share of Multi-client production in 2014.

Marine acquisition

Operating revenues from our marine acquisition business line for the nine months ended September 30, 2014 decreased 14% to U.S.$1,218 million from U.S.$1,423 million for the comparable period of 2013, mainly due to the pressure on prices and to the implementation of the fleet rightsizing plan with notably the decommissioning of the Symphony and the Atlantic vessels, and the cold-stacking of three vessels compared to the nine month period ended September 30, 2013.

Land and Airborne acquisition

Operating revenues from our other acquisition businesses, including intra-group sales, decreased 30% to U.S.$240 million for the nine months ended September 30, 2014, compared to U.S.$344 million for the nine months ended September 30, 2013. The Land decrease was mainly due to weak market conditions across the regions (and notably in North America during the winter campaign) and to the reduction of the directly operated perimeter with the deconsolidation of Ardiseis FZCO from June 30, 2014. For Airborne, revenue was low due to reduced mining activities and the flat oil and gas market.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the nine months ended September 30, 2014 decreased 3% to U.S.$894 million from U.S.$925 million for the comparable period of 2013 showing the resilience of the division in adverse market conditions.

Multi-client data

Multi-client revenues decreased 12% to U.S.$388 million for the nine months ended September 30, 2014 from U.S.$441 million for the nine months ended September 30, 2013 in a context of overall lower exploration spending and delays in operations and permitting issues in Brazil earlier this year.

Prefunding revenues increased 13% to U.S.$277 million for the nine months ended September 30, 2014 from U.S.$244 million for the nine months ended September 30, 2013, for projects mainly focused in the Gulf of Mexico with the continuation of our STAGSEIS program, in the Norwegian North Sea and offshore Brazil in Foz do Amazonas and Campos. The cash prefunding rate was 57% for the nine months ended September 30, 2014 compared to 70% for the nine months ended September 30, 2013.

Imaging & Reservoir

Operating revenues from our other GGR business line increased 5% to U.S.$506 million for the nine months ended September 30, 2014 from U.S.$484 million for the comparable period of 2013, as demand for imaging, reservoir services and software remained strong.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, decreased 20% to U.S.$583 million for the nine months ended September 30, 2014 from U.S.$728 million for the comparable period of 2013. Internal sales represented 18% of total revenue for the nine months ended September 30, 2014 compared to 22% for the nine months ended September 30, 2013.

Excluding intra-group sales, operating revenues for our Equipment segment decreased 15% to U.S.$479 million for the nine months ended September 30, 2014 from U.S.$565 million for the comparable period of 2013.

The weakness of the seismic acquisition market keeps translating into lower seismic equipment spending and a 35% decrease of marine part revenues. Land part revenues decreased 7%.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 18% to U.S.$1,801 million for the nine months ended September 30, 2014 from U.S.$2,184 million for the comparable period of 2013, as a result of the rightsizing of our acquisition activities and the increase of the capitalized Multi-client production. The multi-client amortization expenses corresponded to 64% of multi-client revenues for the nine months ended September 30, 2014 compared to 59% for the comparable period of 2013. As a percentage of operating revenues, cost of operations increased to 82% for the nine months ended September 30, 2014 from 78% for the comparable period of 2013 as a consequence of the decrease in operating revenues. Gross profit decreased 38% to U.S.$390 million for the nine months ended September 30, 2014 from U.S.$628 million for the comparable period of 2013, representing 18% and 22% of operating revenues, respectively.

Research and development expenditures decreased 7% to U.S.$78 million for the nine months ended September 30, 2014, from U.S.$84 million for the comparable period of 2013, representing 4% and 3% of operating revenues, respectively.

Marketing and selling expenses decreased 8% to U.S.$86 million for the nine months ended September 30, 2014 from U.S.$94 million for the comparable period of 2013.

General and administrative expenses decreased 29% to U.S.$114 million for the nine months ended September 30, 2014 from U.S.$161 million for the comparable period of 2013, mainly as a consequence of the progress of the transformation plan. As a percentage of operating revenues, general and administrative expenses represented 5% and 6% of operating revenues in the nine months ended September 30, 2014 and 2013, respectively.

Other expenses amounted to U.S.$276 million for the nine months ended September 30, 2014 including mainly non-recurring expenses for U.S.$296 million as a consequence of restructuring costs related to our marine and land transformation plan, and the impairment of Multi-client and Seabed assets, as further described in note 4 to our unaudited interim consolidated financial statements included herein.

Other revenues amounted to U.S.$64 million for the nine months ended September 30, 2013, mainly due to (i) U.S.$20 million gain on the sale of our remaining 10% stake in Spectrum ASA, (ii) U.S.$85 million gain related to the contribution of shallow-water and OBC assets to our joint-venture Seabed Geosolutions BV, (iii) U.S.$17 million of Fugro Geoscience Division acquisition costs, and (iv) U.S.$17 million of marine restructuring costs, net of reversal of provisions.

Operating income

Operating income amounted to a loss of U.S.$165 million for the nine months ended September 30, 2014 (or an income of U.S.$131 million before non-recurring expenses) as a result of the factors described above, compared to an income of U.S.$352 million for the nine months ended September 30, 2013 (or U.S.$334 million before non-recurring items linked to Fugro).

Equity in Income of Affiliates

Net income from investments accounted for under the equity method was a loss of U.S.$40 million for the nine months ended September 30, 2014 compared to a nil income for the comparable period of 2013, mainly due to the negative contribution of our joint-venture Seabed Geosolutions BV.

Earnings before interest and tax (“EBIT”)

EBIT, as disclosed in note 5 to the interim consolidated financial statements, amounted to a loss of U.S.$205 million for the nine months ended September 30, 2014 (or an income of U.S.$91 million before non-recurring expenses) as a result of the factors described above, compared to an income of U.S.$353 million for the nine months ended September 30, 2013 (or U.S.$350 million before non-recurring items linked to Fugro).

EBIT from our Acquisition segment was a loss of U.S.$250 million for the nine months ended September 30, 2014 (or a loss of U.S.$17 million before non-recurring expenses) compared to an income of U.S.$117 million for the nine months ended September 30, 2013 (no non-recurring items linked to Fugro were booked at Acquisition level for the period in 2013). The first nine months of 2014 were impacted by the negative contribution from investments accounted for under the equity method, at U.S.$(37) million, mainly due to our joint venture Seabed Geosolutions BV, compared to an income of U.S.$15 million for this line item during the nine months ended September 30, 2013.

EBIT from our GGR segment was U.S.$157 million for the nine months ended September 30, 2014 (or U.S.$198 million before non-recurring expenses) compared to U.S.$231 million for the nine months ended September 30, 2013 (no non-recurring items linked to Fugro were booked at GGR level for the period in 2013). The first nine months of 2013 was positively impacted by the gain of U.S.$20 million related to the sale of our shareholding interest in Spectrum SA.

EBIT from our Equipment segment decreased to U.S.$87 million for the nine months ended September 30, 2014 (or U.S.$109 million before non-recurring expenses) from U.S.$191 million for the comparable period of 2013 (no non-recurring items linked to Fugro were booked at Equipment level for the period in 2013), as a consequence of the softening of the equipment market as described above.

(See note 4 of our interim consolidated financial statements for further details on non-recurring expenses).

Financial Income and Expenses

Cost of net financial debt increased 7% to U.S.$155 million for the nine months ended September 30, 2014 from U.S.$144 million for the comparable period of 2013. This increase was mainly due to accelerated amortization of deferred expenditures following early repayment of our U.S.$350 million 9 1⁄2% senior notes due 2016, our U.S.$400 million 7 3⁄4% senior notes due 2017 and our €360 million OCEANE convertible bonds due 2016.

Other financial expenses amounted to U.S.$49 million for the nine months ended September 30, 2014 compared to U.S.$12 million for comparable period of 2013.This increase was mainly due to a U.S.$38 million expense related to the early repayment of our €360 million OCEANE convertible bonds. In 2014, these expenses also included a U.S.$5 million premium for the early repayment of our U.S.$350 million 9 1⁄2% senior notes due 2016, and a U.S.$3 million premium for the early repayment of our U.S.$400 million 7 3⁄4% senior notes due 2017.

Income Taxes

Income taxes amounted to U.S.$71 million for the nine months ended September 30, 2014, including U.S.$13 million of net deferred taxes on currency translation and U.S.$57 million of other income taxes mainly due to foreign deemed taxation and foreign current taxes. Income taxes amounted to U.S.$77 million, including non-significant net deferred taxes on currency translation and U.S.$77 million of other income taxes for the comparable period of 2013.

Net Income

Net income was a loss of U.S.$480 million for the nine months ended September 30, 2014 compared to an income of U.S.$119 million for the comparable period of 2013 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions.

We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional amounts, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations and our near-to medium-term debt repayment schedule, we believe that cash flow from operations, available cash and cash equivalents, together with liquidity available under the U.S. revolving facility (U.S.$165 million, of which U.S.$140 million undrawn as of September 30, 2014) and the French revolving facility (U.S.$325 million, of which U.S.$80 million undrawn as of September 30, 2014) will be adequate to meet our liquidity needs for the next twelve months.

In order to increase our financial flexibility, we have revised certain terms in several of our credit facilities, namely our French revolving facility, our US revolving facility agreement, our U.S.$200 million term loan and revolving facilities and our U.S.$45 million Term Loan Facility secured by the Geowave Voyager vessel.

Pursuant to such amendments, the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased from a constant ratio of 3.00x to a ratio of 3.75x for each rolling 12-month period ending on or before September 2015, 3.50x for each such period ending on or before September 2016, 3.25x for each such period ending on or before September 2017 and 3.00x thereafter.

Cash Flows

Operations

Net cash provided by operating activities was U.S.$517 million for the nine months ended September 30, 2014 compared to U.S.$456 million for the comparable period of 2013. Before changes in working capital, net cash provided by operating activities for the nine months ended September 30, 2014 was U.S.$533 million compared to U.S.$741 million for the comparable period for 2013. Changes in working capital had a negative impact on cash from operating activities of U.S.$17 million in the nine months ended September 30, 2014 compared to a negative impact of U.S.$284 million for the comparable period for 2013, mainly due to a more favorable variation of trade accounts receivables, inventories and work in progress and a lower impact of payment to suppliers in a context of reduced activity.

Investing activities

Net cash used in investing activities was U.S.$730 million in the nine months ended September 30, 2014 compared to U.S.$1,494 million for the nine months ended September 30, 2013.

In the nine months ended September 30, 2013, we paid a total consideration of U.S.$938 million (including U.S.$9 million cash contributed to our joint venture Seabed Geosolutions BV), net of U.S.$24 million of cash acquired, for Fugro’s Geoscience Division, with the exception of the airborne activity, which was financed by the vendor loan granted by Fugro.

During the nine months ended September 30, 2014, our capital expenditures of U.S.$239 million were mainly related to our Acquisition segment, with maritime equipment for marine and Sercel seismic equipment for land and marine. During the nine months ended September 30, 2013, our capital expenditures amounted to U.S.$237 million and were mainly related to marine equipment with notably the purchase of RD sentinel streamers.

During the nine months ended September 30, 2014, we invested U.S.$482 million in multi-client data, primarily in the Gulf of Mexico, in Brazil and in the Norwegian North Sea, compared to U.S.$359 million for the nine months ended September 30, 2013. As of September 30, 2014, the net book value of our multi-client data library was U.S.$1,105 million compared to U.S.$818 million as of December 31, 2013.

Financing activities

Net cash used by financing activities during the nine months ended September 30, 2014 was U.S.$30 million compared to net cash used of U.S.$181 million for the nine months ended September 30, 2013.

On April 23, 2014, we issued €400 million (or U.S.$549 million converted at the average exchange rate of the period) principal amount of 5.875% senior notes due 2020. We used the net proceeds from the notes to repurchase €360 million principal amount of our 1 3⁄4% OCEANE convertible bonds due 2016. Penalties for early repayment amounted to €9 million (or U.S.$12 million converted at the average exchange rate of the period).

The remaining net proceeds have been used to pay on June 27, 2014 the 2015 installment of the vendor loan granted by Fugro amounting to €28.1 million (or U.S.$39 million converted at the average exchange rate of the period).

On May 1, 2014, we issued U.S.$500 million principal amount of 6.875% Senior Notes due 2022. We used the net proceeds from the notes to redeem on June 2, 2014, the entire U.S.$225 million outstanding principal amount of our 9 1⁄2% senior notes due 2016. The Notes were redeemed at 102.375% of their principal amount. Penalties for early repayment amounted to U.S.$5 million.

We used the remaining net proceeds to redeem U.S.$265 million of the U.S.$400 million outstanding principal amount of the 7 3⁄4% senior notes due 2017. The Notes were redeemed at 101.292% of their principal amount. Penalties for early repayment amounted to U.S.$3 million.

During the nine months ended September 30, 2014, we also drew €85 million (or U.S.$116 million converted at the average exchange rate of U.S.$1.3618) from our French revolving credit facility, and U.S.$25 million under our US revolving facility, mostly for the purpose of financing our current euro needs.

Dividends paid and share capital reimbursements to non-controlling interests of integrated companies include the payment of the purchase option on the Geomar shares to Louis Dreyfus Armateurs Group in the nine months ended September 30, 2014 (see note 2 of the interim consolidated financial statements).

Net Financial debt

Net financial debt as of September 30, 2014 was U.S.$2,579 million compared to U.S.$2,218 million as of December 31, 2013. The ratio of net financial debt to equity was 77% as of September 30, 2014 compared to 58% as of December 31, 2013.

“Gross financial debt” is defined as the amount of bank overdrafts, the current portion of financial debt, plus financial debt, and “net financial debt” is defined as gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net debt to financing items of the balance sheet at September 30, 2014 and December 31, 2013:

In millions of U.S.$	September 30, 2014 (unaudited)	December 31, 2013
Bank overdrafts	1.6	4.5
Current portion of long-term debt	80.1	247.0
Financial debt	2,749.4	2,496.1

Gross financial debt	2,831.1	2,747.6
Less : cash and cash equivalents	(252.0)	(530.0)

Net financial debt	2,579.1	2,217.6

For a more detailed description of our financial activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2013.

EBIT and EBITDAS

EBIT is defined as operating income plus our share of income in companies accounted for equity method. EBIT is presented as additional information because our management uses it to capture the contribution to our results of the significant businesses that are managed through our joint ventures.

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization expense capitalized to multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

However, other companies may present EBIT and EBITDAS differently than we do. EBIT and EBITDAS are not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

EBIT for the nine months ended September 30, 2014 was a loss of U.S.$205 million (or an income of U.S.$91 million before non-recurring expenses), compared to an income of U.S.$353 million for the comparable period of 2013 (or U.S.$350 million before non-recurring items linked to Fugro).

EBIT for the three months ended September 30, 2014 was a loss of U.S.$24 million (or an income of U.S.$40 million before non-recurring expenses) compared to an income of U.S.$73 million for the comparable period of 2013 (or an income of U.S.$95 million before non-recurring items linked to Fugro).

The following table presents a reconciliation of EBIT to “operating income” for the periods indicated:

Unaudited In millions of U.S.$	Nine months ended September 30,
	2014	2013
EBIT	(205.0)	352.6
Less share of (income) loss in companies accounted for under equity method	39.9	(0.3)

Operating income	(165.1)	352.3

EBITDAS for the nine months ended September 30, 2014 was U.S.$487 million (or U.S.$591 million before non-recurring expenses) compared to U.S.$909 million for the comparable period of 2013 (or U.S.$879 million before non-recurring items linked to Fugro).

EBITDAS for the three months ended September 30, 2014 was U.S.$201 million (or U.S.$208 million before non-recurring expenses) compared to U.S.$272 million for the comparable period of 2013 (or U.S.$274 million before non-recurring items linked to Fugro).

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, from our cash-flow statement, for the periods indicated:

Unaudited In millions of U.S.$	Nine months ended September 30,
	2014	2013
EBITDAS	486.5	909.4
Other financial income (expense)	(49.2)	(12.4)
Variance on provisions	56.8	12.2
Net gain on disposal of fixed assets	(5.2)	(96.9)
Dividends received from affiliates	30.7	10.0
Other non-cash items	46.7	4.6
Income taxes paid	(32.9)	(86.2)
Change in trade accounts receivables	105.7	(66.6)
Change in inventories	39.6	(44.4)
Change in other current assets	(3.8)	27.9
Change in trade accounts payables	(86.0)	(165.7)
Change in other current liabilities	(84.2)	(33.0)
Impact of changes in exchange rate	12.1	(2.6)

Net cash provided by operating activities	516.8	456.3

Contractual obligations

The following table sets forth our future cash obligations as of September 30, 2014:

Unaudited	Payments Due by Period
In millions of U.S.$	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total

Financial debt	30.0	501.8	620.9	1,653.6	2,806.3
Finance lease obligations (not discounted)	14.3	28.5	26.7	33.1	102.6
Operating leases	278.7	343.0	220.4	226.4	1,068.5
- Bareboat agreements	194.5	229.3	146.5	112.3	682.6
- Other operating lease agreement	84.2	113.7	73.9	114.1	385.9
Other long-term obligations (interests)	137.8	264.5	226.2	200.0	828.5

Total contractual cash obligations (a)	460.8	1,137.8	1,094.2	2,113.1	4,805.9

(a)	Payments in foreign currencies are converted into U.S. dollars at September 30, 2014 closing exchange rates.

Reconciliation of EBITDAS to U.S. GAAP

Summary of differences between IFRS and U.S. GAAP with respect to EBITDAS

The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans and development costs.

Pension plan

Under IFRS, in accordance with IAS 19 – Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.

Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.

Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.

Development costs

Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development, and

•	The intangible asset is likely to generate future economic benefits.

Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

Unaudited	Nine months ended September 30,
In millions of U.S.$	2014	2013
EBITDAS as reported	486.5	909.4
Actuarial gains (losses) on pension plan	—	—
Cancellation of IFRS capitalization of development costs	(41.2)	(40.7)

EBITDAS according to U.S. GAAP	445.3	868.7

Item 3:	CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND THE PROSPECTUS CONTAINED IN CGG’s REGISTRATION STATEMENT ON FORM F-4 (REGISTRATION STATEMENT NO. 333-197261) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G
(Registrant)

By:

/s/ Stéphane-Paul Frydman

Stéphane-Paul Frydman
Chief Financial Officer

Date: November 4, 2014